UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Telenav, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

879455103

(CUSIP Number)

September 11, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

Page 1 of 8 Pages

CUSIP No. 879455103	13G	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSON Divisar Partners QP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,250,101 (See Note 2)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,250,101 (See Note 2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,101 (See Note 2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4% (See Note 1)
12.	TYPE OF REPORTING PERSON PN

(1)	Based on 43,946,228 outstanding shares of Common Stock as of June 30, 2017, as represented by the Issuer in the Form 10-K filed with the Securities and Exchange Commission on August 25, 2017.
(2)	Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, Divisar Partners QP, L.P. expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that Divisar Partners QP, L.P. is the beneficial owner of any of the securities reported herein.

CUSIP No. 879455103	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSON Divisar Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,550,191
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,550,191

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,191
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (See Note 3)
12.	TYPE OF REPORTING PERSON IA, OO, HC

(3) See Note (1) Above

CUSIP No. 879455103	13G	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS Steve Baughman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,550,191
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,550,191

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,550,191
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% (See Note 4)
12.	TYPE OF REPORTING PERSON IN, HC

(4) See Note (1) Above

CUSIP No. 879455103	13G	Page 5 of 8 Pages

AMENDMENT NO. 1 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on June 22nd, 2017 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are amended and restated to read in their entirety as follows:

Item 4.  Ownership.

(i)	Divisar QP, L.P.

(a)	Amount beneficially owned: 3,250,101 (See Note 5)

(b)	Percent of class: 7.4% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote - 0.

(ii)	Shared power to vote or to direct the vote - 3,250,101 (See Note 5).

(iii)	Sole power to dispose or to direct the disposition of - 0.

(iv)	Shared power to dispose or to direct the disposition of – 3,250,101 (See Note 5).

(ii)	Divisar Capital Management, LLC

(a)	Amount beneficially owned: 3,550,191 (See Note 5)

(b)	Percent of class: 8.1% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote - 0.

(ii)	Shared power to vote or to direct the vote - 3,550,191 (See Note 5).

(iii)	Sole power to dispose or to direct the disposition of - 0.

(iv)	Shared power to dispose or to direct the disposition of – 3,550,191 (See Note 5).

CUSIP No. 879455103	13G	Page 6 of 8 Pages

(iii)	Steve Baughman

(a)	Amount beneficially owned: 3,550,191 (See Note 5)

(b)	Percent of class: 8.1% (See Note 6)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote - 0.

(ii)	Shared power to vote or to direct the vote - 3,550,191 (See Note 5).

(iii)	Sole power to dispose or to direct the disposition of - 0.

(iv)	Shared power to dispose or to direct the disposition of – 3,550,191 (See Note 5).

Note 5: Divisar Capital Management, LLC is an investment advisor that is registered under the Investment Advisors Act of 1940. Divisar Capital Management LLC, which serves as the general partner and investment manager to each of Divisar Partners QP, L.P. and Divisar Partners, L.P., (collectively “the Funds”), may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Mr. Steve Baughman, as Managing Member of Divisar Capital Management LLC, with the power to exercise investment and voting discretion, may be deemed to be the beneficial owner of all shares of Common Stock held by the Funds. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended, each of the Funds expressly disclaims beneficial ownership over any of the securities reported in this statement, and the filing of this statement shall not be construed as an admission that either of the Funds are the beneficial owner of any of the securities reported herein.

Note 6: Based on 43,946,228 outstanding shares of Common Stock as of June 30, 2017, as represented by the Issuer in the Form 10-K filed with the Securities and Exchange Commission on August 25, 2017.

CUSIP No. 879455103	13G	Page 7 of 8 Pages

Item 10.  Certification.

Each of the Reporting Persons makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

September 19, 2017

DIVISAR PARTNERS QP, L.P.

By: Divisar Capital Management, LLC, its General Partner

By: /s/ Steve Baughman

Name: Steve Baughman

Title: Managing Member

DIVISAR CAPITAL MANAGEMENT LLC

By: /s/ Steve Baughman

Name: Steve Baughman

Title: Managing Member

STEVE BAUGHMAN

By /s/ Steve Baughman

CUSIP No. 879455103	13G	Page 8 of 8 Pages

EXHIBIT A

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referenced to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the rules thereunder may be filed on each of his, her or its behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1(k).

Dated: September 19, 2017

DIVISAR PARTNERS QP, L.P.

By: Divisar Capital Management, LLC, its General Partner

By: /s/ Steve Baughman

Name: Steve Baughman

Title: Managing Member

DIVISAR CAPITAL MANAGEMENT LLC

By: /s/ Steve Baughman

Name: Steve Baughman

Title: Managing Member

STEVE BAUGHMAN

By /s/ Steve Baughman